UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number: 0-4466
The GEO Group, Inc. 401(k) Plan
The GEO Group, Inc.
(Name of issuer of securities held pursuant to the Plan)
One Park Place, 621 NW 53rd Street, Suite 700
Boca Raton, Florida 33487
(Address of principal executive offices)

THE GEO GROUP, INC. 401(K) PLAN

DECEMBER 31, 2007

Report of Independent Registered Certified Public Accounting Firm
To the Corporate Retirement Committee
The GEO Group, Inc. 401(k) Plan
Boca Raton, Florida
We have audited the accompanying statement of net assets available for benefits of The GEO Group, Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The GEO Group, Inc. 401(k) Plan as of December 31, 2007, and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Cherry, Bekeart & Holland, L.L.P.
Tampa, Florida
June 27, 2008

Report of Independent Registered Certified Public Accounting Firm
To the Corporate Retirement Committee
The GEO Group, Inc. 401(k) Plan
Boca Raton, Florida
We have audited the accompanying statement of net assets available for benefits of The GEO Group, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of The GEO Group, Inc. 401(k) Plan as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
/s/ Aidman, Piser & Company, P.A.
Tampa, Florida
June 22, 2007

THE GEO GROUP, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
Assets:
Cash, interest bearing	$2,133	$22,741

Investments, at fair value:
Guaranteed interest account	6,163,896	—
Mutual funds	19,224,052	—
The GEO Group, Inc. unitized stock account (Note 3)	6,912,362	—
The GEO Group, Inc. common stock	—	5,263,418

	32,300,310	5,263,418

Participant loans	1,485,803	2,009,725

Receivables:
Unsettled investment transactions (Note 3)	—	24,011,750

Net assets available for benefits at fair value	33,788,246	31,307,634

Adjustment from fair value to contract value for interest in guaranteed interest
account relating to fully-benefit responsive investment contract	(74,308)	—

Net assets available for benefits	$33,713,938	$31,307,634

See notes to financial statements.

THE GEO GROUP, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,544,009
Net appreciation in fair value of investments	2,371,746

3,915,755

Contributions:
Participant	3,918,306
Employer	777,630
Other (rollover)	410,069

5,106,005

Total additions	9,021,760

Deductions from net assets attributed to:
Benefits paid to participants	6,579,863
Administrative expenses	35,593

Total deductions	6,615,456

Net increase	2,406,304
Net assets available for benefits:
Beginning of year	31,307,634

End of year	$33,713,938

See notes to financial statements.

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
1.	Plan description:

Plan description:

The GEO Group, Inc. 401(k) Plan, (the “Plan”) was amended and restated on January 1, 1999 and again on January 1, 2007 by The GEO Group, Inc. (the “Company”) as a defined contribution plan. The Plan is subject to the provisions of the Employment Retirement Security Act of 1974 (“ERISA”).

The following is a summary of major plan provisions. Participants should refer to the Plan document for more complete information.

Participation:

An employee age 18 or older is eligible to participate in the Plan on the first day of the payroll period following the date of employment.

Contributions and allocations:

The Plan permits tax-deferred contributions of from 1% to 75% of a participant’s annual compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Amounts contributed by participants are fully vested when made. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans.

The Company may contribute to the Plan either annual or bi-weekly matching contributions on behalf of participants who made elective deferrals during such period in an amount determined annually by the Company’s management. The Company may, at its discretion, designate a different matching contribution formula for participants at each separate work site, and/or participants with different job classifications. In order to be entitled to an allocation of the Company’s annual matching contribution, participants, as defined under the Plan, must have completed one year of eligibility service, as defined. Also, the Company, at its discretion, may make a voluntary contribution to the Plan each year. Total participant contributions are subject to certain limitations established by the IRC.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant contributions, earnings or account balances as of the date of the allocation.

Participant loans:

Participants may borrow from their accounts a minimum of $1,000, not to exceed the lesser of $50,000, or 50% of their vested account balance. Loans are repayable through payroll deductions over a period not to exceed five years, unless used to acquire a principal residence, in which case the repayment period may not exceed ten years. Loans are secured by balances in participants’ vested accounts. The interest rates on loans outstanding as of December 31, 2007 and 2006 ranged from 5.0% to 9.25%. Participant loans are valued at cost which approximates fair value.

Forfeited Accounts:

At December 31, 2007 and 2006, forfeited nonvested accounts totaled approximately $184,000 and $96,000, respectively. These accounts will be used to reduce future employer contributions. Also, in 2007 and 2006, employer contributions were reduced by approximately $79,000 and $47,000, respectively, from the use of forfeited nonvested accounts.

Vesting:

Participants who are employed at South Florida State Hospital facility vest 100% immediately in the Company’s contributions. All other Plan participants vest in the Company’s contributions upon completion of three years of vesting service, as defined. Additionally, Company contributions become fully vested upon normal retirement age, as defined by the Plan, death, or termination of employment as a result of a total or permanent disability.

Payment of benefits:

Eligible participants may elect to receive benefits in a lump-sum payment, a series of payments within one calendar year, a series of annual installments of approximately equal amounts to be paid over a period of five to ten years, or may be used by the employee to purchase an immediate or deferred annuity. The amount of benefits paid will be determined by the balance in the participant’s Plan account at the date of retirement, termination, death or disability. Benefit claims are recorded when they have been processed and approved for payment by the Plan.

2.	Summary of significant accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements:

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan’s management is currently evaluating the effect of FAS No. 157 on the Plan’s financial statements but does not expect the impact of this standard to have a material effect to the Plan’s net assets available for benefits.

Investments, investment valuation and income recognition:

The Plan’s investments are stated at fair value determined using the quoted closing or last bid prices on the last day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value of the unitized stock account is based on cash held in the account plus the ending quoted closing price of the common stock of the Company that is held by the account on the last day of the Plan year. The fair value of the separate account guaranteed investments contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.	Investments:

On December 29, 2006 (“Trade Date”), the Plan sold all investments held in common/collective trusts and pooled/mutual funds in order to facilitate the transfer of assets to a successor trustee effective January 1, 2007. The Plan records purchases and sales of investments on a trade-date basis and therefore the unsettled proceeds of these transactions have been included in unsettled investment transactions receivable in the accompanying 2006 statement of net assets available for benefits. The Plan assets sold on the Trade Date were settled on January 2, 2007 and transferred to a successor trustee.

Investments that represent 5% or more of the net assets available for benefits at December 31, 2007 and 2006 are as follows:

	2007		2006
		Market		Market
	Shares	Value	Shares	Value
Diversified bond (SAGIC), at contract value	563,977	$6,089,588	—	$—
Premier Focused International Fund	155,996	2,377,373	—	—
Select Small Company Value Fund	195,718	2,464,087	—	—
Select Core Opportunities Fund	233,781	2,536,529	—	—
Select Indexed Equity Fund	436,527	5,888,747	—	—
Select Strategic Bond Fund	183,843	1,840,265	—	—
The GEO Group, Inc. unitized stock account (in units, not shares)	468,238	6,912,362	—	—
The GEO Group, Inc. Common Stock	—	—	140,283	5,263,418
During 2008, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Net
Appreciation/(Depreciation)
In Fair Value
Unitized stock account	$2,505,239
Mutual funds	(133,493)

$2,371,746

4.	Guaranteed interest account:

In 2007, the Plan entered into a benefit-responsive investment contract with the State Street Bank Diversified Bond Fund (the “SAGIC Fund”). The SAGIC Fund maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the plan by the SAGIC Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by the SAGIC Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2007 was $6,163,896. The crediting interest rate is based on a formula agreed upon with the issuer.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

2007
Average yields:
Based on actual earnings	4.46%
Based on interest rate credited to participants	4.46%
5.	Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6.	Income tax status:

The Internal Revenue Service has determined and informed the Company by a letter dated December 18, 2002, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Administrative expenses:

In 2007, the Company changed its policy by requiring the Plan to pay for all costs of Plan administration, which includes third-party administrator fees. The costs of administration are passed on to the participants ratably based on participant balances.

8.	Party-in-interest transactions:

Certain Plan investments held during 2007 are managed by MML Investors Services, Inc., a subsidiary of Massachusetts Mutual Life Insurance Company (“MassMutual”) The Plan’s third party administrator. Mass Mutual is the trustee as defined by the Plan and these transactions qualify as party-in-interest transactions. The Plan also holds shares of the Company’s common stock through its investment in the unitized stock account and, therefore, these transactions qualify as party-in-interest transactions.

9.	Risks and uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

THE GEO GROUP, INC. 401(K) PLAN
(Plan Number 001, Employer Identification Number 65-0043078)
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b)	(c)	(e)
		Description of
		investment
		including maturity date,
	Identity of issue	rate of interest,
	borrower, lessor or	collateral,	Current
	similar party	par or maturity value	value
		Guaranteed interest account:
	State Street Bank	Diversified Bond, at fair value	6,163,896

		Mutual funds:
*	MassMutual Life Insurance	Select Strategic Bond Fund	1,840,265
	MassMutual Life Insurance	Select Strategic Balanced Fund	1,324,052
	MassMutual Life Insurance	Destination Retirement Income Fund	33,386
	MassMutual Life Insurance	Destination Retirement Income 2010 Fund	262,675
	MassMutual Life Insurance	Destination Retirement Income 2020 Fund	143,701
	MassMutual Life Insurance	Destination Retirement Income 2030 Fund	187,361
	MassMutual Life Insurance	Destination Retirement Income 2040 Fund	128,066
	MassMutual Life Insurance	Select Large Cap Value Fund	178,295
	MassMutual Life Insurance	Select Core Opportunities Fund	2,536,529
	MassMutual Life Insurance	Select Indexed Equity Fund	5,888,747
	MassMutual Life Insurance	Premier Capital Appreciation Fund	190,340
	MassMutual Life Insurance	Select Mid-Cap Value Fund	566,128
	MassMutual Life Insurance	Select Mid-Cap Growth II Equity Fund	921,421
	MassMutual Life Insurance	Select Small-Cap Value Equity Fund	14,149
	MassMutual Life Insurance	Select Small Company Value Fund	2,464,087
	MassMutual Life Insurance	Select Small-Cap Growth Equity Fund	73,866
	MassMutual Life Insurance	Premier Global Fund	93,611
	MassMutual Life Insurance	Premier Focused International Fund	2,377,373

			19,224,052
		Common stock fund:
*	The GEO Group, Inc.	The GEO Group, Inc. unitized stock account	6,912,362

	Participant loans	Participant loans (interest rates of 5.0% to 9.25%, maturing no later than 2015)	1,485,803

		Adjustment from fair value to contract value for interest in guaranteed interest account relating to fully benefit-responsive investment contract	(74,308)

		Total	$33,711,805

*	Party In-Interest as defined by ERISA

Note:	Column (d) not presented as these assets are self-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The GEO Group Inc. 401(k) Retirement Plan
Date: June 30, 2008	/s/ John G. O’Rourke
JOHN G. O’ROURKE
Plan Administrator